Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Gurugram, India and New York December 21, 2021— Yatra Online, Inc. (NASDAQ: YTRA), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended September 30, 2021.

“Emerging from the second wave of COVID-19 in the June quarter, which brought daily case-counts in excess of 400k, India recovered rapidly through a combination of lockdowns and mass vaccinations and is currently averaging about 7,000 cases per day. Over 820 million people or approximately 60% of the population in India have now received at least one dose of the Covid-19 vaccine with 530 million people (over 38% of the population) have received two doses.  This led to travel demand re-emerging.  Amidst this recovery backdrop, we continued to execute strongly with our Adjusted Revenue increasing 61% QoQ and 109% YoY to INR 788.7 million. Additionally we delivered positive Adjusted EBITDA of INR 23.3 million, which would have been INR 53.8 million, excluding the investment in our recently launched Yatra Freight business. In the September quarter, industry air passenger numbers grew 74% sequentially as compared to June 2021 quarter, while we registered better than industry passenger growth of 116% QoQ. We are also beginning to see signs of recovery in corporate travel, as a large number of employees get fully vaccinated. During the month of November 2021, gross booking for corporates grew 81.4% as compared to September 2021 and Revenue reached approximately 50% of pre-covid levels. That said, recovery in International travel has slowed down in the month of December due to the spread of Omicron, however, bookings for domestic travel have again picked up in the past few days after dropping from November levels in the first two weeks of December.  Domestic travel in India is witnessing a strong resurgence as people realign their plans and shift focus towards domestic travel given the restrictions placed on International travel.  We are optimistic about the growth and recovery based on the trends that we witnessed in the months of October and November and believe that our well recognized brand and healthy balance sheet put us in a strong position to capitalize as the recovery continues to gain momentum.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended September 30, 2021:

●	Revenue of INR 450.5 million (USD 6.1 million).
●	Adjusted Revenue(1) of INR 788.7 million (USD 10.6 million), representing an increase of 61.4% quarter-over-quarter basis (“QoQ”) and an increase of 108.8% on year over year basis (“YoY”).
●	Adjusted Revenue(1) from Air Ticketing of INR 508.6 million (USD 6.9 million), representing an increase of 64.9% QoQ and an increase of 100.9% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 163.5 million (USD 2.2 million), representing an increase of 262.2% QoQ and an increase of 259.0% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and others) (3) of INR 8,463.7 million (USD 114.1 million), representing an increase of 223.6% QoQ and an increase of 348.2%YoY.
●	Result from operations was a loss of INR 140.0 million (USD 1.9 million) versus a loss of INR 86.8 million (USD 1.2 million) for the three months ended June 30, 2021.
●	Adjusted EBITDA (2) Profit was INR 23.3 million (USD 0.3 million) versus a profit of INR 38.8 million (USD 0.5 million) for the three months ended June 30, 2021.

	Three months ended
	June 30, 2021	September 30, 2021	September 30, 2021	QoQ Chang
	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	306,928	450,459	6,074	46.8%
Results from operations	(86,817)	(140,022)	(1,890)	(61.3)%
Loss for the period	(80,402)	(140,197)	(1,892)	(74.4)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	488,661	788,710	10,635	61.4%
Air Ticketing	308,513	508,616	6,858	64.9%
Hotels and Packages	45,133	163,492	2,205	262.2%
Other Services	19,945	38,962	525	95.3%
Others (Including Other Income)	115,070	77,640	1,047	(32.5)%
Adjusted EBITDA (2)	38,785	23,286	314	(40.0)%
Operating Metrics
Gross Bookings (3)	2,586,543	8,436,702	113,763	226.2%
Air Ticketing	1,892,984	6,624,473	89,327	249.9%
Hotels and Packages	226,911	988,658	13,331	335.7%
Other Services (7)	466,648	823,571	11,105	76.5%
Net Revenue Margin% (4)
Air Ticketing	16.3%	7.7%
Hotels and Packages	19.9%	16.5%
Other Services	4.3%	4.7%
Quantitative details (5)
Air Passengers Booked	415	896		116.0%
Stand-alone Hotel Room Nights Booked	70	289		312.8%
Packages Passengers Travelled	1	1		42.0%

	Three months ended September 30,
	2020	2021	2021	YoY Change
	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	263,294	450,459	6,074	71.1%
Results from operations	(288,659)	(140,022)	(1,890)	51.5%
Loss for the period	(300,614)	(140,197)	(1,892)	53.4%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	377,716	788,710	10,635	108.8%
Air Ticketing	253,200	508,616	6,858	100.9%
Hotels and Packages	45,538	163,492	2,205	259.0%
Other Services	5,580	38,962	525	598.2%
Others (Including Other Income)	73,398	77,640	1,047	5.8%
Adjusted EBITDA (2)	(125,022)	23,286	314	118.6%
Operating Metrics
Gross Bookings (3)	1,848,442	8,436,702	113,763	356.4%
Air Ticketing	1,577,609	6,624,473	89,327	319.9%
Hotels and Packages	110,103	988,658	13,331	797.9%
Other Services (7)	160,730	823,571	11,105	412.4%
Net Revenue Margin% (6)
Air Ticketing	16.0%	7.7%
Hotels and Packages	41.4%	16.5%
Other Services	3.5%	4.7%
Quantitative details (5)
Air Passengers Booked	464	896		93.2%
Stand-alone Hotel Room Nights Booked	39	289		641.0%
Packages Passengers Travelled	1	1		42.0%

Note:

(1)	Adjusted Revenue represents Revenue and other income after deducting Service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from Revenue. See section “Certain Non-IFRS Measures.”
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.
(5)	Quantitative details are considered on a gross basis.
(6)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.
(7)	Other Services primarily consists of Yatra Freight, our recently launched freight business, bus, rail bookings, cab and others services.

As of September 30, 2021, 62,360,228 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three and six months ended September 30, 2021, the unaudited interim condensed consolidated statement of financial position as of September 30, 2021, the unaudited interim condensed consolidated statement of changes in equity for the six months ended September 30, 2021, the unaudited interim condensed consolidated statement of cash flows for the six months ended September 30, 2021 and discussion of the results of the three months ended September 30, 2021 compared with three months ended September 30, 2020 and compared with three months ended June 30, 2021, were converted into U.S. dollars at the exchange rate of 74.16 INR per USD, which is based on the noon buying rate as at September 30, 2021, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

COVID-19 Pandemic

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that was more severe than the first wave that occurred in 2020. This second wave led to the re-imposition, beginning in April 2021, of states-wide travel restrictions, lock downs and curfews across India, having a significant negative impact on revenue for all our reportable segments in the three months ended June 30, 2021. Those restrictions, imposed due to the second-wave in India, have largely been lifted leading to recovery in the Indian travel industry. Domestic Air Passenger traffic recovered to 18.8 million passengers in the quarter ended September 30, 2021, a sequential increase of 74%, versus 10.8 million passengers in the quarter ended June 30, 2021. According to global analytics company CRISIL, it is expected that airline traffic volume in this fiscal year will be approximately 60% of the fiscal 2020 volume, with recovery to pre-pandemic levels anticipated by the fourth quarter of fiscal year 2023. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

We continue to implement certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We believe these cost control measures have helped mitigate the economic impact of the COVID-19 pandemic on our business. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves.

Ebix Litigation Update

On June 5, 2020, we delivered to Ebix Inc. (“Ebix”) our notice of termination of the merger agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix’s breaches of the merger agreement and an ancillary extension agreement. In addition, we also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. On August 30, 2021, the court granted Ebix motions to dismiss and dismissed the complaint in its entirety. On September 17, 2021, we filed a notice of appeal of the Dismissal to the Supreme Court of the State of Delaware. The matter is currently pending. Litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail on appeal in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects.

Termination of Half-Share Warrants

On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants (the “Warrants”) to purchase an aggregate of 17,337,500 of our ordinary shares expired by their original terms. The Warrants were originally issued pursuant to a Warrant Agreement, dated July 16, 2014, between Yatra USA and Continental Stock Transfer & Trust Company (“Continental”), as amended by that certain Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among us, Yatra USA and Continental. The Warrants originally became exercisable after January 15, 2017, at an exercise price of $5.75 per half-share, and were listed on the OTCQX® Best Market under the symbol “YTROF” until their expiration. Each of the Warrants became void upon expiration.

Extension of Exchange and Support Agreement

On December 16, 2021, we, Yatra USA Corp. (f/k/a Terrapin Acquisition 3 Corporation) (“Yatra USA”) and the holders (the “Yatra USA Class F Holders”) of Yatra USA’s Class F Common Stock, par value $0.0001 (the “Yatra USA Class F Shares”) entered into Amendment No. 1 to the Exchange and Support Agreement (the “Amendment”). The Amendment amends the Exchange and Support Agreement, dated December 16, 2016, between us, Yatra USA and the Yatra USA Class F Holders (the “Agreement”), pursuant to which the Yatra USA Class F Holders had the right to exchange any or all of their Yatra USA Class F Shares, at their option and from time to time, for the same amount of our ordinary shares. The Agreement was originally due to expire on December 16, 2021 pursuant to its terms. Pursuant to the Amendment, the Agreement will now expire upon the earlier of (i) the date that no Yatra USA Class F Shares remain outstanding or (ii) the mutual written consent of us, Yatra USA and the Yatra USA Class F Holders.

Yatra Freight

In September 2020, we launched a new end-to-end freight forwarding business, Yatra Freight, which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, we believe our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start in the freight forwarding business. Despite the pandemic, we have rapidly scaled up this business over the past few months and we believe this business has the potential to be even bigger than corporate travel over the long-term. The freight platform that we are building has the potential to be a global product and we believe it will enable us to deliver multiple years of strong growth. Results of our Yatra Freight operations are included in our Other services, which also includes bus, rail bookings, cab and others services.

Results of Three Months Ended September 30, 2021

Revenue. We generated Revenue of INR 450.5 million (USD 6.1 million) in the three months ended September 30, 2021, an increase of 71.1% YOY compared with INR 263.3 million (USD 3.6 million) in three months ended September 30, 2020. The increase in Revenue was primarily due to recovery in travel demand attributable to gradual easing of travel restrictions and an increase in vaccinations in the quarter ended September 30, 2021.

Our Revenue in the current reported quarter increased by 46.8% QoQ an increase of INR 143.5 million (USD 1.9 million) as compared to INR 306.9 million (USD 4.1 million) in the three months ended June 30, 2021 due to a recovery from the second wave of COVID-19 infections that emerged in India leading to lower demand due to re-imposed travel restrictions in the three months ended June 30, 2021 .

Service cost. Our Service cost increased to INR 23.4 million (USD 0.3 million) in the three months ended September 30, 2021 , compared to Service cost of INR 2.6 million (USD 0.03 million) in the three months ended September 30, 2020, primarily due to increased sales of holiday packages due to the recovery from the impact of the COVID-19 pandemic.

On a sequential basis, Service cost increased by INR 14.0 million (USD 0.2 million), or 148.9% quarter-over-quarter, compared to Service cost of INR 9.4 million (USD 0.1 million) in the three months ended June 30, 2021, due to a recovery from the second wave of COVID-19 infections that emerged in India leading to lower demand due to re-imposed travel restrictions.

Adjusted Revenue(1) Our Adjusted Revenue increased by 108.8% YOY to INR 788.7 million (USD 10.6 million) in the three months ended September 30, 2021 from INR 377.7 million (USD 5.1 million) in the three months ended September 30, 2020. In the three months ended September 30, 2021, Adjusted Revenue includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs reduced from Revenue of INR 315.1 million (USD 4.2 million) in the three months ended September 30, 2021 compared to an add-back of INR 86.7 million (USD 1.2 million) in the three months ended September 30, 2020. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The increase in Adjusted Revenue resulted mainly from an increase of 100.9% in our Adjusted Revenue from Air Ticketing along with an increase of 259.0% in our Adjusted Revenue from Hotels and Packages, an increase of 598.2% in Other Services and an increase of 5.8% in Others (Including Other Income) which primarily consists of advertisement income, facilitation fees and income on liabilities no longer required to be paid.

On a sequential basis Adjusted Revenue increased by INR 300.0 million (USD 4.0 million), or 61.4%, quarter-over-quarter, compared to Adjusted Revenue of INR 488.7 million (USD 6.6 million) for the three months ended June 30, 2021 due to a recovery from the second wave of COVID-19 infections that emerged in India leading to lower demand due to re-imposed travel restrictions.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	181,375	284,949	35,669	98,985	3,150	35,399	43,100	31,126	263,294	450,459
Add: Customer promotional expenses	71,825	223,667	12,426	87,912	2,430	3,563	-		86,681	315,142
Service cost	-	-	(2,557)	(23,405)			-	-	(2,557)	(23,405)
Other income	-	-	-	-			-	-	30,298	46,514
Adjusted Revenue	253,200	508,616	45,538	163,492	5,580	38,962	43,100	31,126	377,716	788,710

	Air Ticketing	Hotels and Packages	Other Services	Others	Total
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2021	2021	2021	2021	2021
Revenue	219,869	34,088	16,828	36,143	306,928
Add: Customer promotional expenses	88,644	20,475	3,117	-	112,236
Service cost	-	(9,430)		-	(9,430)
Other income	-	-		-	78,927
Adjusted Revenue	308,513	45,133	19,945	36,143	488,661

Air Ticketing. Revenue from our Air Ticketing business was INR 284.9 million (USD 3.8 million) in the three months ended September 30, 2021 as compared to INR 181.4 million (USD 2.4 million) in the three months ended September 30, 2020, reflecting an increase of 57.1% YOY.

On a sequential basis, Revenue from our Air Ticketing business increased by INR 65.1 million (USD 0.9 million), or 29.6%, compared to Revenue of INR 219.9 million (USD 3.0 million) in the three months ended June 30, 2021 due to a recovery from the second wave of COVID-19 infections that emerged in India leading to lower demand due to re-imposed travel restrictions.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 508.6 million (USD 6.9 million) in the three months ended September 30, 2021 against INR 253.2 million (USD 3.4 million) in the three months ended September 30, 2020. In the three months ended September 30, 2021 , Adjusted Revenue (1) for Air Ticketing includes the add-back of INR 223.7 million (USD 3.0 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 71.8 million (USD 0.2 million) in the three months ended September 30, 2020. The increase in Adjusted Revenue from Air Ticketing is due to recovery in travel demand attributable to gradual easing of travel restrictions and an increase in vaccinations in the quarter ended September 30, 2021.

On a sequential basis, Adjusted Revenue for Air Ticketing increased by INR 200.1 million (USD 2.7 million), or 64.9% quarter-over-quarter, compared to Adjusted Revenue for Air Ticketing of INR 308.5 million (USD 4.2 million) in the three months ended June 30, 2021 due to a recovery from the second wave of COVID-19 infections that emerged in India leading to lower demand due to re-imposed travel restrictions.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 99.0 million (USD 1.3 million) in the three months ended September 30, 2021 compared to INR 35.7 million (USD 0.5 million) in the three months ended September 30, 2020.

On a sequential basis, Revenue from our Hotel and Packages business increased by INR 64.9.million (USD 0.9 million), or 190.4%, compared to Revenue from our Hotel and Packages business of INR 34.1million (USD 0.5 million) in the three months ended June 30, 2021

Adjusted Revenue (1) for this segment increased by 259.0% to INR 163.5 million (USD 2.2 million) in the three months ended September 30, 2021 from INR 45.5 million (USD 0.6 million) in the three months ended September 30, 2020. In the three months ended September 30, 2021, Adjusted Revenue (1) for Hotels & Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 87.9 million (USD 1.2 million) against an add-back of INR 12.4 million (USD 0.2 million) in the three months ended September 30, 2020. The increase in adjusted Revenue from Hotels & Packages is due to recovery in travel demand attributable to gradual easing of travel an restrictions and increase in vaccinations in the quarter ended September 30, 2021.

On a sequential basis, Adjusted Revenue for this segment increased by INR 118.4 million (USD 1.6 million), or 262.2%, quarter-over-quarter, compared to Adjusted Revenue for this segment of INR 45.1 million (USD 0.6 million) in the three months ended June 30, 2021.

Other Services.  Our Other Services was INR 35.4 million (USD 0.5 million) in the three months ended September 30, 2021, an increase from INR 3.2 million (USD 0.04 million) in the three months ended September 30, 2020.

On a sequential basis, Other Revenue increased by INR 18.6 million (USD 0.3 million), or 110.4% quarter-over-quarter, compared to Other Revenue of INR 16.8 million (USD 0.2 million) in the three months ended June 30, 2021.

Adjusted Revenue for this segment increased by 598.2% to INR 39.0 million (USD 0.5 million) in the three months ended September 30, 2021 from INR 5.6 million (USD 0.1 million) in the three months ended September 30, 2020. In the three months ended September 30, 2021, Adjusted Revenue includes the add-back of consumer promotion expenses, which had been reduced from Revenue as per IFRS 15 of INR 3.6 million (USD 0.05 million) against an add-back of INR 2.4 million (USD 0.03 million) in the three months ended September 30, 2020. This increase in Adjusted Revenue is primarily due to increase in revenue from Yatra Freight, our recently launched freight business.

Other Revenue. Our Other Revenue was INR 31.1 million (USD 0.4 million) in the three months ended September 30, 2021, a decline from INR 43.1 million (USD 0.6 million) in the three months ended September 30, 2020.

On a sequential basis, Other Revenue declined by INR 5.0 million (USD 0.1 million), or 13.9% quarter-over-quarter, compared to Other Revenue of INR 36.1 million (USD 0.5 million) in the three months ended June 30, 2021.

Other Income. Our Other income increased to INR 46.5 million (USD 0.6 million) in the three months ended September 30, 2021 from INR 30.3 million (USD 0.4 million) in the three months ended September 30, 2020 due to the impact of write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 31.7% to INR 295.7 million (USD 4.0 million) in the three months ended September 30, 2021 from INR 224.6 million (USD 3.0 million) in the three months ended September 30, 2020 due to the impact of the addition of personnel in the Yatra Freight business and the gradual reinstatement of salaries for mid and junior level employees to pre-pandemic levels.

(1) See the section titled “Certain Non-IFRS Measures.”

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 97.6% to INR 29.0 million (USD 0.4 million) in the three months ended September 30, 2021 from INR 14.7 million (USD 0.2 million) in the three months ended September 30, 2020. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 344.2 million (USD 4.6 million) against INR 101.4 million (USD 1.4 million) in the three months ended September 30, 2020, a 239.5% increase year-over-year for the quarter.

Other Operating Expenses. Other operating expenses increased by 0.3% to INR 204.7 million (USD 2.8 million) in the three months ended September 30, 2021 from INR 204.0 million (USD 2.8 million) in the three months ended September 30, 2020 primarily due to an increase in commission, legal and professional charges, payment gateway charges and insurance charges which is partially offset by a decrease in communication and provision for doubtful debts and bad debts written off.

Adjusted EBITDA profit/(loss) (1). Due to the forgoing factors, Adjusted EBITDA profit(1) increased to INR 23.3 million (USD 0.3 million) in the three months ended September 30, 2021 from Adjusted EBITDA loss(1) of INR (125.0) million (USD (1.7) million) in the three months ended September 30, 2020. Excluding the Adjusted EBITDA loss of our Yatra Freight business, the Adjusted EBITDA profit would be INR 53.8 million (USD 0.7 million) for the three months ended September 30, 2021 as compared to an Adjusted EBITDA loss of INR 123.7 million (USD 1.7 million) for the three months ended September 30, 2020.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 38.3% to INR 84.1 million (USD 1.1 million) in the three months ended September 30, 2021 from INR 136.4 million (USD 1.8 million) in the three months ended September 30, 2020 primarily as a result of reduction in block of the assets as compared to the three months ended September 30, 2020.

Results from Operations. As a result of the foregoing factors, our Results from Operations was a loss of INR (140.0) million (USD (1.9) million) in the three months ended September 30, 2021. Our loss for the three months ended September 30, 2020 was INR (288.7) million (USD (3.9) million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been loss of INR 60.8 million (USD 0.8 million) for three months ended September 30, 2021 as compared to loss of INR 261.4 million (USD 3.5 million) for three months ended September 30, 2020.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture was INR 1.2 million (USD 0.02 million) in the three months ended September 30, 2021 compared to profit of INR 0.4 million (USD 0.01 million) in the three months ended September 30, 2020.

Finance Income. Our finance income decreased to INR 13.2 million (USD 0.2 million) in the three months ended September 30, 2021 from INR 22.6 million (USD 0.3 million) in the three months ended September 30, 2020. The decrease was primarily due to a decrease in the interest income earned from our bank deposits and interest income on income tax refund received in the three months ended September 30, 2020.

Finance Costs. Our finance costs of INR 22.5 million (USD 0.3 million) in the three months ended September 30, 2021 which includes interest on the lease liability of INR 10.8 million (USD 0.1 million) decreased by INR 9.0 million from finance cost of INR 31.4 million (USD 0.4 million) in the three months ended September 30, 2020, which includes interest on the lease liability of INR 18.1 million (USD 0.2 million) . The decrease was due to a decrease in interest on borrowings and a loss on account of foreign exchange fluctuation.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 12.9 million (USD 0.1 million) during the three months ended September 30, 2021 as compared to a loss of INR 4.0 million (USD 0.1 million) in the three months ended September 30, 2020.

Income Tax Expense. Our income tax expense during the three months ended September 30, 2021 was INR 2.6 million (USD 0.04 million) compared to a tax benefit of INR 0.5 million (USD 0.01 million) during the three months ended September 30, 2020.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended September 30, 2021 was INR 140.2 million (USD 1.9 million) as compared to a loss of INR 300.6 million (USD 4.1 million) in the three months ended September 30, 2020. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 73.8 million (USD 1.0 million) for the three months ended September 30, 2021 and INR 269.3 million (USD 3.6 million) for the three months ended September 30, 2020.

Basic Loss per Share. Basic Loss per share was INR 2.23 (USD 0.03) in the three months ended September 30, 2021 as compared to Basic Loss per share of INR 4.88 (USD 0.07) in the three months ended September 30, 2020. After excluding the employee share-based compensation costs and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 1.18 (USD 0.02) in the three months ended September 30, 2021, as compared to Adjusted Basic Loss INR 4.37 (USD 0.06) in the three months ended September 30, 2020.

Diluted Loss per Share. Diluted Loss per share was INR 2.23 (USD 0.03) in the three months ended September 30, 2021 as compared to Diluted Loss per share of INR 4.89 (USD 0.07) in the three months ended September 30, 2020. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 1.18 (USD 0.02) in the three months ended September 30, 2021 as compared to Adjusted Diluted Loss INR 4.39 (USD 0.06) in the three months ended September 30, 2020.

Liquidity. As of September 30, 2021 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,854.8 million (USD 25.0 million).

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months ended September 30, 2021 beginning at 8:30 AM Eastern Daylight Time (or 7:00 PM India Standard Time) on December 21, 2021. Dial in details for the conference call are as follows: US/International dial-in number: +1 856-344-9221. Confirmation Code: 1485238 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code).

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new Revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of Revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Profit/ (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

(1) See the section titled “Certain Non-IFRS Measures.”

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA profit / (loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA profit / (loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit /(loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Profit/ (Loss) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit/ (Loss) (unaudited)	Three months ended September 30,		Six months ended September 30,
Amount in INR thousands	2020	2021	2020	2021
Loss for the period as per IFRS	(300,614)	(140,197)	(380,076)	(220,600)
Employee share-based compensation costs	27,277	79,227	27,727	128,285
Depreciation and amortization	136,360	84,081	295,747	160,624
Share of loss of joint venture	(360)	1,177	1,497	2,131
Finance income	(22,569)	(13,229)	(53,961)	(36,031)
Finance costs	31,420	22,476	70,116	48,502
Change in fair value of warrants	3,990	(12,873)	(394,605)	(25,041)
Tax expense	(526)	2,624	(830)	4,200
Adjusted EBITDA Profit/ (Loss)	(125,022)	23,286	(434,385)	62,070

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended September 30,		Six months ended September 30,
Amount in INR thousands	2020	2021	2020	2021
Results from operations (as per IFRS)	(288,659)	(140,022)	(757,859)	(226,839)
Employee share-based compensation costs	27,277	79,227	27,727	128,285
Adjusted Results from Operations	(261,382)	(60,795)	(730,132)	(98,554)

(1) See the section titled “Certain Non-IFRS Measures.”

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended September 30,		Six months ended September 30,
Amount in INR thousands	2020	2021	2020	2021
Loss for the period (as per IFRS)	(300,614)	(140,197)	(380,076)	(220,600)
Employee share-based compensation costs	27,277	79,227	27,727	128,285
Change in fair value of warrants	3,990	(12,873)	(394,605)	(25,041)
Adjusted Loss for the Period	(269,347)	(73,843)	(746,954)	(117,356)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic Loss (Per Share)	Three months ended September 30,		Six months ended September 30,
(unaudited)	2020	2021	2020	2021
Basic loss per share (as per IFRS)	(4.88)	(2.23)	(6.86)	(3.51)
Employee share-based compensation costs	0.44	1.26	0.50	2.03
Change in fair value of warrants	0.07	(0.21)	(7.26)	(0.40)
Adjusted Basic Loss Per Share	(4.37)	(1.18)	(13.62)	(1.88)

Reconciliation of Adjusted Diluted Loss (Per Share)	Three months ended September 30,		Six months ended September 30,
(unaudited)	2020	2021	2020	2021
Diluted loss per share (as per IFRS)	(4.89)	(2.23)	(6.90)	(3.51)
Employee share-based compensation costs	0.44	1.26	0.50	2.03
Change in fair value of warrants	0.06	(0.21)	(7.16)	(0.40)
Adjusted Diluted Loss Per Share	(4.38)	(1.18)	(13.56)	(1.88)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	181,375	284,949	35,669	98,985	3,150	35,399	43,100	31,126	263,294	450,459
Add: Customer promotional expenses	71,825	223,667	12,426	87,912	2,430	3,563	-		86,681	315,142
Service cost	-	-	(2,557)	(23,405)			-	-	(2,557)	(23,405)
Other income	-	-	-	-			-	-	30,298	46,514
Adjusted Revenue	253,200	508,616	45,538	163,492	5,580	38,962	43,100	31,126	377,716	788,710

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Six months ended September 30,
Amount in INR thousands	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	338,832	504,818	46,192	133,073	4,822	52,227	65,457	67,269	455,303	757,387
Add: Customer promotional expenses	84,550	312,312	13,809	108,387	3,508	6,680	-	-	101,867	427,379
Service cost	-	-	(2,557)	(32,836)			-	-	(2,557)	(32,836)
Other income	-	-	-	-			-	-	59,332	125,441
Adjusted Revenue	423,382	817,130	57,444	208,624	8,330	58,907	65,457	67,269	613,945	1,277,371

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the outcome of the legal proceedings we have instituted against Ebix and any other legal proceedings that may be initiated against us and others, in connection with the termination of the pending merger agreement between us and Ebix; the effect that the termination of the merger agreement may have on the price of our ordinary shares, and our business, financial condition and results of operations; the impact of the COVID-19 pandemic; our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs; our future financial performance, including our Revenue, cost of Revenue, operating expenses and our ability to achieve and maintain profitability; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts, pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited (Formerly known as Yatra Online Private Limited) whose corporate office is based in Gurugram, India and is India’s leading corporate travel services provider with over 680 large corporate customers and one of India’s leading online travel companies and operates the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. With approximately 94,000 hotels and homestays contracted in approximately 1,400 cities across India as well as more than 2 million hotels around the world, the company is India’s largest platform for domestic hotels. The company recently launched a freight forwarding business called Yatra Freight to further expand its corporate service offerings.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2021

(Amount in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	INR	INR	USD	INR	INR	USD
	Unaudited			Audited	Unaudited
Revenue
Rendering of services	220,194	419,333	5,654	389,846	690,118	9,306
Other revenue	43,100	31,126	420	65,457	67,269	907
Total revenue	263,294	450,459	6,074	455,303	757,387	10,213
Other income	30,298	46,514	627	59,332	125,441	1,691

Service cost	2,557	23,405	316	2,557	32,836	443
Personnel expenses	224,598	295,721	3,988	396,125	514,172	6,933
Marketing and sales promotion expenses	14,700	29,047	392	20,535	44,174	596
Other operating expenses	204,036	204,741	2,761	557,530	357,861	4,826
Depreciation and amortization	136,360	84,081	1,134	295,747	160,624	2,166
Results from operations	(288,659)	(140,022)	(1,890)	(757,859)	(226,839)	(3,060)

Share of loss of joint venture	360	(1,177)	(16)	(1,497)	(2,131)	(29)
Finance income	22,569	13,229	178	53,961	36,031	486
Finance costs	(31,420)	(22,476)	(303)	(70,116)	(48,502)	(654)
Change in fair value of warrants - gain	(3,990)	12,873	174	394,605	25,041	338
Loss before taxes	(301,140)	(137,573)	(1,857)	(380,906)	(216,400)	(2,919)
Tax expense	526	(2,624)	(35)	830	(4,200)	(57)
Loss for the period	(300,614)	(140,197)	(1,892)	(380,076)	(220,600)	(2,976)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	1,916	(522)	(8)	(1,092)	101	2
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	(7,168)	706	10	(10,212)	(207)	(3)
Other comprehensive income / (loss) for the period, net of tax	(5,252)	184	2	(11,304)	(106)	(1)
Total comprehensive loss for the period, net of tax	(305,866)	(140,013)	(1,890)	(391,380)	(220,706)	(2,977)

Loss attributable to :
Owners of the Parent Company	(296,872)	(138,842)	(1,873)	(372,677)	(218,552)	(2,948)
Non-Controlling interest	(3,742)	(1,355)	(19)	(7,399)	(2,048)	(28)
Loss for the period	(300,614)	(140,197)	(1,892)	(380,076)	(220,600)	(2,976)

Total comprehensive loss attributable to :
Owners of the Parent Company	(302,152)	(138,652)	(1,871)	(383,966)	(218,660)	(2,949)
Non-Controlling interest	(3,714)	(1,361)	(19)	(7,414)	(2,046)	(28)
Total comprehensive loss for the period	(305,866)	(140,013)	(1,890)	(391,380)	(220,706)	(2,977)

Loss per share
Basic	(4.88)	(2.23)	(0.03)	(6.86)	(3.51)	(0.05)
Diluted	(4.89)	(2.23)	(0.03)	(6.90)	(3.51)	(0.05)

Weighted average no. of shares
Basic	60,887,960	62,225,754	62,225,754	54,342,727	62,225,754	62,225,754
Diluted	61,630,362	62,225,754	62,225,754	55,085,129	62,225,754	62,225,754

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2021

(Amounts in thousands, except per share data and number of shares)

	March 31, 2021	September 30, 2021	September 30, 2021
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	24,345	21,796	294
Right-of-use assets	449,840	264,966	3,573
Intangible assets and goodwill	890,037	814,083	10,977
Prepayments and other assets	4,206	363	5
Other financial assets	23,838	19,380	261
Term deposits	21,346	21,457	289
Other non financial assets	223,618	216,241	2,916
Deferred tax asset	15,398	13,690	185
Total non-current assets	1,652,628	1,371,976	18,500

Current assets
Inventories	1,480	1,091	15
Trade and other receivables	870,452	1,117,030	15,062
Prepayments and other assets	616,393	494,030	6,662
Income tax recoverable	249,332	169,683	2,288
Other financial assets	114,634	106,543	1,437
Term deposits	530,783	422,003	5,690
Cash and cash equivalents	1,711,589	1,411,386	19,032
Total current assets	4,094,663	3,721,766	50,186

Total assets	5,747,291	5,093,742	68,686

Equity and liabilities
Equity
Share capital	838	840	11
Share premium	20,240,055	20,263,822	273,245
Treasury shares	(11,219)	(11,219)	(151)
Other capital reserve	122,109	226,625	3,056
Accumulated deficit	(19,167,316)	(19,385,425)	(261,400)
Foreign currency translation reserve	(26,639)	(26,846)	(362)
Total equity attributable to equity holders of the Company	1,157,828	1,067,797	14,399
Total Non-controlling interest	5,247	10,812	146
Total equity	1,163,075	1,078,609	14,545

Non-current liabilities
Borrowings	3,177	2,114	29
Trade and other payables	34,938	37,384	504
Deferred tax liability	14,413	12,726	172
Employee benefits	52,137	49,607	669
Deferred revenue	266,920	113,691	1,533
Lease liability	427,786	257,520	3,472
Other financial liabilities	270,280	288,674	3,893
Other non-financial liability	44,453	20,771	280
Total non-current liabilities	1,114,104	782,487	10,552

Current liabilities
Borrowings	127,878	3,485	47
Trade and other payables	2,215,425	2,126,414	28,673
Employee benefits	54,760	59,892	808
Deferred revenue	120,129	241,779	3,260
Income taxes payable	263	407	5
Lease liability	75,182	42,244	570
Other financial liabilities	94,185	77,000	1,038
Other current liabilities	782,290	681,425	9,188
Total current liabilities	3,470,112	3,232,646	43,589
Total liabilities	4,584,216	4,015,133	54,141
Total equity and liabilities	5,747,291	5,093,742	68,686

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2021

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2021	838	20,240,055	(11,219)	(19,167,316)	122,109	(26,639)	1,157,828	5,247	1,163,075

Loss for the period				(218,552)			(218,552)	(2,048)	(220,600)

Other comprehensive loss
Foreign currency translation differences				-		(207)	(207)	-	(207)
Re-measurement gain on defined benefit plan				99		-	99	2	101
Total other comprehensive loss	-	-	-	99	-	(207)	(108)	2	(106)

Total comprehensive loss	-	-	-	(218,453)	-	(207)	(218,660)	(2,046)	(220,706)

Share based payments	-	-	-	-	128,285	-	128,285	-	128,285
Exercise of options	2	23,767	-	-	(23,769)	-	-	-	-
Issuance of shares	-	-	-	-	-	-	-	-	-
Cost of issuance of shares	-	-	-	-	-	-	-	-	-
Change in non-controlling interest	-	-	-	344	-	-	344	7,611	7,955

Total contribution by owners	2	23,767	-	344	104,516	-	128,629	7,611	136,240

Balance as at September 30, 2021	840	20,263,822	(11,219)	(19,385,425)	226,625	(26,846)	1,067,797	10,812	1,078,609

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR SIX MONTHS ENDED SEPTEMBER 30, 2021

(Amount in thousands, except per share data and number of shares)

	Six months ended September 30,
	2020	2021	2021
	INR	INR	USD

Loss before tax	(380,906)	(216,400)	(2,918)
Adjustments for non-cash and non-operating items	12,942	122,644	1,654
Change in working capital	1,192,576	(200,575)	(2,705)
Direct taxes paid (net of refunds)	252,360	75,590	1,019
Net cash flows from/(used in) operating activities	1,076,972	(218,741)	(2,950)
Net cash flows from/(used in) investing activities	(403,982)	78,522	1,059
Net cash flows from/(used in) financing activities	626,131	(166,473)	(2,245)
Net increase in cash and cash equivalents	1,299,121	(306,692)	(4,136)
Cash and cash equivalents at the beginning of the period	646,229	1,711,589	23,080
Effect of exchange differences on cash and cash equivalents	(18,855)	6,489	88
Cash and cash equivalents at the end of the period	1,926,495	1,411,386	19,032

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended September 30,		For the six months ended September 30,
(In thousands except percentages)	2020	2021	2020	2021
Quantitative details *
Air Passengers Booked	464	896	617	2,423
Stand-alone Hotel Room Nights Booked	39	289	54	542
Packages Passengers Travelled	1	1	1	3
Gross Bookings
Air Ticketing	1,577,609	6,624,473	1,368,350	8,517,457
Hotels and Packages	110,103	988,658	114,334	1,215,569
Other Services	160,730	823,571	208,217	1,290,219
Total	1,848,442	8,436,702	1,690,901	11,023,245
Adjusted Revenue
Air Ticketing	253,200	508,616	423,382	817,130
Hotels and Packages	45,538	163,492	57,444	208,624
Other Services	5,580	38,962	8,330	58,907
Others (Including Other Income)	73,398	77,640	124,789	192,710
Total	377,716	788,710	613,945	1,277,371
Net Revenue Margin%**
Air Ticketing	16.0%	7.7%	30.9%	9.6%
Hotels and Packages	41.4%	16.5%	50.2%	17.2%
Other Services	45.7%	9.4%	59.9%	14.9%

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking. Given the high level of cancellations, the Net Revenue margin number is not comparable for the previous period.